

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 17, 2005

Mr. Juan Jose Suarez Coppel
Chief Financial Officer
Petroleos Mexicanos
Avenida Marina Nacional No 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

> **Re:** **Petroleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 30, 2005**
> **File No. 0-00099**

Dear Mr. Coppel:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Note 20- Subsidiary guarantor information, page F-69

1.   We note your supplemental condensed consolidating financial information Please explain in detail how your ownership of the subsidiary guarantors, which you indicate that you control, meet the requirements of Rule 3-10(f) of Regulation S-X. We also refer you to the definitions provided in Rule 3-10(h)(1) of Regulation

S-X. In addition, please provide us with a detailed description of your organizational and ownership structure.

2. We note you have provided a qualitative disclosure of U.S. GAAP differences pertaining to your subsidiary guarantors. Please modify your disclosures to include a quantitative reconciliation to U.S. GAAP.

3. Please provide expanded disclosure to provide investors with information describing why the condensed consolidating information is being included in your document, including a description of the transaction. Additionally, please include within the condensed consolidated financial statements a separate column for the issuer or explain in detail why such information is not required, based on the reasons why you are required to disclose the condensed consolidating information.

Related Party Transactions, Page 149

4. Please provide us with a detailed description of your employee benefit program that provides salary advances to all eligible executive officers. In addition, provide to us a detailed schedule identifying the individual executive officers that are participating in this program including the highest level of indebtedness owed at any point in time by these individuals during the periods reported and as of the end of each reporting period.

5. Please tell us whether or not there were any instances where the terms offered to your officers differed from the terms of the established plan.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Juan Jose Suarez Coppel
Petroleos Mexicanos
August 17, 2005
page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director